Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Rogers Declares Quarterly Dividend at New Increased Rate

     $0.25 per share quarterly dividend will be paid on April 1, 2008 to shareholders of record on March 6, 2008

     TORONTO, Feb. 21 /CNW/ - Rogers Communications Inc. today announced that its Board of Directors has declared quarterly dividends totaling $0.25 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. The quarterly dividend declared today will be paid on April 1, 2008 to shareholders of record on March 6, 2008.
     This is the first quarterly dividend at the increased $0.25 per share quarterly rate since the Rogers Communications Board of Directors announced on
January 7, 2008 that it had approved an increase in the annual dividend from
$0.50 to $1.00 per share.

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only Global System for Mobile Communications ("GSM") based network.
Through Cable and Telecom we are one of Canada's largest providers of cable television, cable telephony and high-speed Internet access, and are also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange
(TSX: RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For
further information about the Rogers group of companies, please visit
www.rogers.com.

     %CIK: 0000733099

     /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 16:45e 21-FEB-08